Law Offices of

GREGORY M. WILSON

December 8, 2010

Kathryn Jacobsen

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Innocom Technology Holdings, Inc.

Form 10-K for the fiscal year ending December 31, 2007

Filed April 15, 2008

Form 10-Q for the quarterly period ending June 30, 2008

File No. 0-50164

Ms. Jacobsen:

I have received the Company's responses to the Staff's comment letter dated October 8, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2007 (Pending Amendment)

General

1.

As previously requested in our comment letter dated September 25, 2008, please ask a corporate officer to provide, in writing, a statement from the company acknowledging that

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The company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Answer: A representation letter has been requested, but as of December 8, 2010, I have not received a copy.

2.

Upon the completion of our review, please amend your filings to comply with our comments one, two, five, six, seven, nine, ten and eleven from our comment letter dated September 25, 2008. All references to your amended filings as follows pertain to your proposed amendments in the exhibits to your response letter dated July 26, 2010. Additionally, please file a From 8-K Item 4.02

Answer:  The Company will file this Current Report on Form 8-K prior to filing the amended reports.

3.

We note your response to comment three from our letter dated September 25, 2008.

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Please revise the reported amounts for your results of operations, statements of stockholders’ equity, and statements of cash flows to cover the 12-month period ended December 31, 2006 and label your financial statements as restated. It is unclear to us why the financial statements in your amended Form 10-K are the same as those that you previously filed for the 15-month period from October 31, 2005 to December 31, 2006.

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Please tell us why your results of operations on pager F-5 differ from the corresponding selected financial date on page 13.

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Please ask your former auditors to opine on the restated financial statements and update their report accordingly.

Answer:  The above comments have been updated and please refer to the amendments to Form 10-K attached to this letter as Exhibit "A".

GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us

Organization and Business Background, page F-8

Discontinued Operations, page F-15

4.

We note your response to comment four from out letter dated September 25, 2008. We understand from you response and from your disclosure on page F-15 that at closing, you received proceeds of $5.6 million from the sale of NGIL and repaid a shareholder $2.8 million for an amount due him. Tell us how you accounted for the $2.8 million in the Statement of Cash Flows.

Answer:  In footnote 3 on page F-15, the statement of “The Company was paid $2,796,034 at closing to settle with the amount due from a shareholder.” is not correct and it will be removed.

5.

We further note that during 2007, you received a total of $6 million from a related party as reported in the Statement of Cash Flows, In this regard,

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Please revise to report this as a financing cash flow instead of an investing activity.

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Tell us why the balance sheet does not appear to reflect a liability for any outstanding amount associated with such advances. Refer to your disclosure on page F-16.

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Additionally, tell us why you deemed the imputed interest from such unrecorded liability (if any) to be insignificant.

Answer:

1.

It will be revised to report from an investing activity to financing activity

2.

The receipt of $ 6 million was previously due from a related party and considered as an asset at 2006-12-31. The balance was fully repaid to the Company during 2007

3.

At 2007-12-31, the amount due to a related party totaled $128, whose impact on the imputed interest is not significant. Assumed the average interest rate is 5% p.a., the average imputed interest is estimated as $3.

From 10-Q for the Quarter Ended June 30, 2008 (Pending Amendment)

Business Combinations, page F-13

6.

We note your response to comment nine from our letter dated September 25, 2008. refer to page 26 (Unaudited Pro Forma Condensed Balance Sheet) of your proposed amended From 10-Q. We note that most of CCIL’s current assets consisted of approximately $7 million of amounts due from a related party. Tell us how and when those amounts were transacted, accumulated and recorded in your historical financial statements and why such amounts due from a related party.

Answer:

In a subsidiary level, CCIL previously advanced its fund to its fellow subsidiary, Innocom Mobile Technology Limited (“IMTL”) for the development of a new business in the PRC. These inter-company balances within the Company were eliminated upon consolidation. Since it was disposed upon deconsolidation, the amount

7.

We further note from page F-9 of your 2007 10-K that CCIL was engaged primarily in the trading of mobile phone handsets and components and appeared to constitute your prior core business. Tell us why the comparative financial statements do not reflect the effects of discontinued operations.

Answer:  Although the Company disposed of CCIL with an operating business under a business restructuring plan, the core business in trading of mobile phone handsets and components was continued in another subsidiary, Pender Holdings Ltd and succeeded with the same client bases to an agency operation in INCM as a whole.

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GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

Form 10-K for the Year Ended December 31, 2009

Consolidated Balance Sheets, page F-2

Consolidated Statements of Cash Flows, page F-4

Consolidated Statements of Operations, page F-3

8.

Please revise your financial statements to give effect to discontinued operations as a result of the sale of CCIL and report the gross proceeds from the sale in your 2008 Statement of Cash Flows as reflected on page F-13 of your Form 10-Q/A for the quarter ended June 30, 2008 and page F-6 of your Form 10-Q/A for the quarter ended September 30, 2008.

Answer:  Although the Company disposed of CCIL with an operating business under a business restructuring plan, the core business in trading of mobile phone handsets and components was continued in another subsidiary, Pender Holdings Ltd and succeeded with the same client bases to an agency operation in INCM as a whole. The presentation of “discontinued operation” will not appear the same business operation in a continuing basis.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson

Attorney at Law

greg@wilsonlaw.us

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GREGORY M. WILSON, ATTORNEY AT LAW

18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382